Exhibit 99.1

SouFun Signed Strategic Cooperation Agreements

with China’s No.1 and No.3 New Home Agency Companies

BEIJING, July 10, 2014 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN, “SouFun” or the “Company”), the leading real estate Internet portal in China, today announced that it has entered into strategic cooperation agreements respectively with China’s No.1 and No.4 new home agency companies, Shenzhen World Union Properties Consultancy Co., Ltd. (“World Union”) (stock code: 002285) listed on the Shenzhen Stock Exchange and Hopefluent Group Holdings Limited (“Hopefluent”) (stock code: 00733) listed on the Hong Kong Stock Exchange.

Pursuant to the strategic cooperation agreement with World Union, 1) SouFun and World Union will form a mutually preferred strategic partnership across their business lines, including advertising, e-commerce, listing service, new home agency and consultancy, etc.; 2) SouFun and World Union will collaborate and explore further partnership in internet and real estate financing businesses; 3) SouFun will subscribe for new shares of World Union in a private placement for 10% of World Union’s outstanding share capital immediately after the completion of the private placement. The aggregate cash consideration for this strategic cooperation agreement amounts to approximately US$120 million. The completion of this strategic cooperation agreement is subject to approval by World Union’s shareholders and by the China Securities Regulatory Commission.

Pursuant to the strategic cooperation agreement with Hopefluent, 1) SouFun and Hopefluent will form a mutually preferred strategic partnership across their business lines, including advertising, e-commerce, listing service, new home and resale agency, consultancy and property management, etc.; 2) SouFun and Hopefluent will collaborate and form a joint venture in internet and real estate financing businesses mainly to support Hopefluent’s core new home agency businesses; 3) SouFun will subscribe for new shares of Hopefluent in a private placement and purchase shares from existing shareholders for a total of approximately 17% of Hopefluent’s outstanding share capital immediately after the completion such transactions. The aggregate cash consideration for this strategic cooperation agreement amounts to approximately US$ 91 million. The completion of this strategic cooperation agreement is subject to approval by Hopefluent’s shareholders and by the Hong Kong Stock Exchange.

Vincent Mo, SouFun’s executive chairman, comments: “This is a top players’ cooperation and partnership. As the leading online platform in China’s huge real estate market, SouFun has been looking for the leading off-line players to work together for the industrial upgrade of China’s expanding new home and resale market. Both World Union and Hopefluent are the front runners of China’s new home agency and consultancy companies. They are SouFun’s best choices for forming strategic O2O partnerships. I am sure that these strategic cooperation partnerships will not only allow SouFun a broader and deeper access in real estate transactions but also enhance World Union and Hopefluent’s leadership, innovation, and evolvement by integrating internet and mobile elements into their very successful offline operations. I look forward to seeing a new World Union and a new Hopefluent.”

About World Union

World Union is the largest nationwide agency company in China. Since 1993, World Union has provided comprehensive value-added services ranging from planning of marketing programs and related consultancy services to handling of property sales and related financing services for over 20,000 real estate developers and over 6 million households. World Union is ranked No.1 among the top 50 real estate agency companies in China by China Real Estate Index System, a real estate research publication operated by SouFun.

About Hopefluent

Hopefluent is principally engaged in real estate agent business for the primary and secondary property markets in China. It provides comprehensive value-added services ranging from planning of marketing programs and related consultancy services to handling of property sales and mortgage arrangements. Hopefluent is ranked No.3 among the top 50 real estate agency companies in China by China Real Estate Index System, a real estate research publication operated by SouFun.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2013, according to DCCI, an independent market research institution commissioned by us. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 330 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statement

The Company cautions its shareholders and others considering trading its securities that there can be no assurance that these strategic cooperation agreements will be approved or the share subscription transactions will be consummated. This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the Company’s plan to form strategic partnerships and collaborate and explore Internet and real estate financing businesses with World Union and Hopefluent, comments by management in this release about the success and benefit of its strategic cooperation partnerships, and about China’s real estate market. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

Mr. Hong Zhao

Vice President – Finance

SouFun Holdings Limited

Phone: +86-10-5631-8707

Email: hongzhao@soufun.com

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com

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